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May 1, 2009

Via EDGAR and Overnight Mail

Karen J. Garnett
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:	Broadpoint Securities Group, Inc. Preliminary Information Statement on Schedule 14C filed on April 9, 2009 (File No. 000-14140)

Dear Ms. Garnett:

    On behalf of Broadpoint Securities Group, Inc. (the “Company”), we are submitting this response letter and mailing you two copies of the Company’s Amendment No. 1 to its Preliminary Information Statement on Schedule 14C (as amended, the “Information Statement”), marked to show changes from the Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2009 (the “Initial Information Statement”).

The Information Statement is being filed in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated April 29, 2009, with respect to the Initial Information Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Information Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Information Statement.

Registration under the Securities Act, page 2

Comment:

1.  Please provide us with a detailed legal analysis of why this transaction should be exempt from registration under Section 4(2) of the 1933 Act.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Karen J. Garnett
United States Securities and Exchange Commission
May 1, 2009

Response:

The Company believes that the issuance of the shares of Company common stock (the “Transaction Shares”) in connection with the transactions contemplated by the Merger Agreement is exempt from registration under Section 4(2) the Securities Act of 1933, as amended (the “Securities Act”).

Rule 506 of Regulation D under the Securities Act (“Rule 506”) provides for a “safe harbor” whereby issuances of securities that meet the requirements of Rule 506 are deemed to be transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act.  Generally, to comply with Rule 506, the following requirements must be satisfied by the issuer:

(ii)	The issuer may not offer or sell the securities by any form of general solicitation or general advertisement;

(ii)	The issuer may not sell securities to more than 35 non-accredited investors (the securities may be sold to an unlimited number of accredited investors);

(iii)
If any non-accredited investors are purchasing the securities, then the issuer must furnish the non-accredited investors the information specified in Rule 502(b) of Regulation D under the Securities Act (this information requirement is not applicable in the proposed transaction since only accredited investors will receive Company common stock); and

(iv)	The issuer must exercise reasonable care to assure that the purchasers of the securities are not underwriters within the meaning of Section 2(a)(11) of the Securities Act.

In order to comply with Rule 506, the Company has advised us that it has (i) not generally solicited or advertised the Transaction Shares, and (ii) obtained representations, warranties and covenants from each of the Selling Parties in the Merger Agreement and from Gleacher with respect to the several requirements of Rule 506, as follows:

(a)   the stockholders who are signatories to the Merger Agreement, pursuant to Section 5.2(a) thereof, have each represented to the Company, and Gleacher has represented to the Company with respect to the stockholders that are not signatories thereto, that each of such stockholders is an “accredited investor”;

(b)   pursuant to Section 5.2(b) of the Merger Agreement, each Selling Party has represented to the Company that such person is not acquiring the Transaction Shares for the purpose of distribution in violation of the Securities Act or for the benefit of another person in

Ms. Karen J. Garnett
United States Securities and Exchange Commission
May 1, 2009

such a way as to preclude the Company from relying on any exemption from registration under the Securities Act;

(c)   pursuant to Section 5.2(c) of the Merger Agreement, each Selling Party has represented to the Company that such person understands that the Transaction Shares are being issued in reliance upon Rule 506 or another exemption from the registration requirements of the Securities Act and such Selling Party will not transfer the Transaction Shares except as permitted under applicable law;

(d)   pursuant to Section 5.2(d) of the Merger Agreement, each Selling Party has represented to the Company that such person and its affiliates have not engaged in and will not engage in any general solicitation or general advertisement of the Transaction Shares;

(e)   pursuant to Section 5.2(e) of the Merger Agreement, each Selling Party has represented to the Company that such person (I) has not engaged in certain actions which would preclude the Company from relying upon any exemption from registration under the Securities Act, and (II) has not engaged in a plan or scheme to evade registration requirements under the Securities Act;

(f)   pursuant to Section 5.2(f) of the Merger Agreement, each Selling Party has represented to the Company that such person understands (I) that the Transaction Shares are not registered under the Securities Act by reason of an exemption therefrom, (II) that the Transaction Shares may not be sold or transferred except pursuant to an effective registration statement or pursuant to an exemption from registration, and (III) that the Transaction Shares, as restricted securities within the meaning of Rule 144, will be endorsed with a legend describing the restrictions on transfer of such security1; and

(g)   pursuant to Section 7.14 of the Merger Agreement, each Selling Party has agreed that such person shall not offer to sell or otherwise dispose of the Transaction Shares in violation of any registration requirements of the Securities Act.

Consequently, the Company believes that it has complied with the requirements of Rule 506 and this transaction is exempt from registration under Section 4(2) of the Securities Act.

The Merger Agreement, page 6

Comment:

______________________
1 The certificates representing the Transaction Shares will all be endorsed with the legend included in Section 5.2(f)(i) of the Merger Agreement.

Ms. Karen J. Garnett
United States Securities and Exchange Commission
May 1, 2009

2.    We note that you have not included disclosure regarding the background of the merger as required by Item 14(b)(7) of Schedule 14A.  Please expand this section to provide detailed disclosures regarding the merger negotiations, including your nexus to the target’s representatives, the terms of the proposals and counterproposals, and the impact of the negotiations on the terms of the transaction.  Refer to Item 1005(b) of Regulation M-A.

Response:

In response to the Staff’s comment and in accordance with the telephonic discussion with the Staff held on April 30, 2009, the disclosures previously made on page 26 of the Information Statement have been moved to page 6 of the Information Statement and the section title has been changed to “Background of the Transaction.”

The Interests Purchase Consideration and the Merger Consideration, page 8

Comment:

3.     Please revise your disclosure under this subheading to disclose the merger consideration on a per share basis in accordance with Item 14(b)(4) of Schedule 14A and Item 1004(a)(2)(ii) of Regulation M-A.

Response:

The disclosure on page 10 of the Information Statement has been revised in response to the Staff’s comment.

Annex A – Agreement and Plan of Merger

Comment:

4.     We note that Section 2.8(d) of the Merger Agreement indicates that the allocations of the merger consideration to the target’s shareholders is set forth on the Exhibit A attachment.  Please include this exhibit or, alternatively, explain why you believe such disclosure is unwarranted.

Response:

In response to the Staff’s previous comment, the disclosure on page 10 of the Information Statement has been revised to disclose the transaction consideration on a per share basis, in addition to the aggregate transaction consideration.  Annex A to the Information Statement has not been revised to include Exhibit A, however, as Exhibit A discloses the transaction

Ms. Karen J. Garnett
United States Securities and Exchange Commission
May 1, 2009

consideration to be received by each of the target’s shareholders.  Disclosure of such information is in no way material to the Company’s shareholders, is not required by the rules applicable to the Information Statement, and disclosure would be inconsistent with a traditional public company “merger proxy,” where the target company’s shareholders would not be specifically identified by name and relative ownership.  We do note, however, that Mr. Gleacher will become a substantial shareholder and director of the Company and, accordingly, the shares that he will receive are disclosed on pages 32 – 34 of the Information Statement under “Our Principal Shareholders—Stock Ownership of Principal Owners and Management Following the Consummation of the Transaction.”

*******

With regard to the Staff’s request for certain acknowledgments by certain representatives of the Company, the requested acknowledgments will be delivered to the Staff under separate cover.

Please fax any additional comment letters concerning the Information Statement to (212) 839-5599 and direct any further questions or comments concerning the Information Statement or this response letter to either the undersigned at (212) 839-5918 or Jaime M. Senior, of this office, at (212) 839-8631.

Sincerely,
/s/ Gabriel Saltarelli
Gabriel Saltarelli

cc:	Jerard T. Gibson
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission

Patricia Arciero-Craig
General Counsel
Broadpoint Securities Group, Inc.
12 East 49th Street, 31st Floor
New York, New York 10017